FIRST AMENDED AND RESTATED
OPERATING AGREEMENT

OF

STANTON SOUTH LLC

d/b/a

CRAFTHOUSE COCKTAILS

FIRST AMENDED AND RESTATED
OPERATING AGREEMENT
OF
STANTON SOUTH LLC

This First Amended and Restated Operating Agreement ("**Agreement**"), dated as of August 14, 2015, is by and among the parties listed on **Schedule A** hereto.

WHEREAS, Stanton South LLC is a limited liability company formed pursuant to the Illinois Limited Liability Company Act;

WHEREAS, that certain Operating Agreement of the Company was entered into on or about November 4, 2011 (the "**Original Agreement**");

WHEREAS, in connection with the Original Agreement, the Company was established as a member-managed Illinois limited liability company;

WHEREAS, this First Amended and Restated Operating Agreement amends and restates, in its entirety, the Original Agreement;

WHEREAS, in connection with this Agreement, the Company has filed the appropriate documentation with the State of Illinois to convert from a member-managed Illinois limited liability company to a manager-managed Illinois limited liability company; and

WHEREAS, pursuant to the Illinois Limited Liability Company Act, the undersigned desire to establish their respective rights and obligations in connection with Stanton South LLC,

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties listed on **Schedule A** hereto agree as follows:

ARTICLE I

Definitions

1.1   *Definitions.* In this Agreement, the following terms shall have the meanings set forth below:

(a)   "*Act*" means the Illinois Limited Liability Company Act, as amended and in effect from time to time.

(b)   "*Adjusted Capital Balance*" means, as of any day, a Member's total Capital Contributions (which includes those previously made by any preceding Member transferor, as the case may be) less all Distributions actually made to the Member pursuant to the provisions of this Agreement. If any Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Unit transferred.

(c) "*Affiliate* " means, with respect to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such first Person. For purposes of this definition, "control" and "controlled" with respect to any Person means the power, directly or indirectly, either to direct or cause the direction of the management and policies of such first Person, whether through the ownership of voting securities or equity interests, by contract or otherwise.

(d) "*Annual Business Plan*" means, for each Fiscal Year, the annual operating and business plan of the Company, including, without limitation, the marketing, promotion and creative plan, and a projected balance sheet, and proforma income statement and statement of cash flow for the Company for such Fiscal Year. Each Annual Business Plan shall be presented by Company management to the the Members in November prior to commencement of the Fiscal Year for approval by the Members in accordance with **Section 3.7(b)**.

(e) "*Agreement*" means this First Amended and Restated Operating Agreement of Stanton South LLC, together with all the Schedules and Exhibits hereto.

(f) "*Capital Account*" means the Capital Account maintained for a Member pursuant to **Exhibit A** hereto.

(g) "*Capital Contribution*" means, with respect to any Member, the sum of the cash, cash equivalents and the Asset Value (as defined in **Exhibit A**) of Contributed Property (as defined in **Exhibit A**), if any, which such Member contributes to the Company pursuant to **Sections 5.1** or **5.2** hereof; provided, however, that any voluntary contributions to the Company pursuant to **Section 5.2** shall not be deemed Capital Contributions unless and until they are approved by the vote of the Members in accordance with **Section 3.7** hereof.

(h) "*Capital Transaction*" means (i) a merger or consolidation of the Company with or into another entity (except for a merger or consolidation in which the holders of Units of the Company or of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least a majority of the outstanding voting power of such surviving entity); (ii) the sale or transfer of all or substantially all of the assets of the Company (for this purpose "substantially all" shall mean properties or assets with a fair market value equal to 50% or more of the fair market value of the Company's total properties or assets as of the end of the most recent fiscal quarter or which were responsible for generating 50% or more of the Company's revenues during the previous twelve (12) months and "sale" shall not include a bona fide pledge of assets); or (iii) financing or refinancing of the Company based on the pledge of all or substantially all of the assets of the Company with the intent of distributing the proceeds of such financing or refinancing to the Members.

(i) "*Cash Available for Distribution*" means cash from operations, sale of assets (except to the extent such sale of assets is a Capital Transaction), borrowings (except to the extent such borrowings are a Capital Transaction), or otherwise available for distribution to the Members as determined by the Board in good faith, from time to time considering the needs of the Company for operating capital, the net profits or loss and net cash flow projected to be generated from operations of the Company, the borrowing power of the Company, as well as any debt reductions that may be required to be made, the need to establish cash reserves for any contingencies, and such other criteria as the Board may deem appropriate under the circumstances.

    (j) *"Certificate"* means the Articles of Organization of the Company filed on November 3, 2011, with the Office of the Secretary of State of the State of Illinois, as it may from time to time be amended.

    (k) *"Code"* means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

    (l) *"Common Member(s)"* means the Persons holding Common Membership Units, with each Common Member being referred to, individually, as a "Common Member."

    (m) *"Common Membership Units"* means with respect to any Common Member, the common units evidencing the rights to receive Distributions and allocations of Net Profits and Net Losses (and items thereof) of the Company issued to such Common Member in the numbers set forth opposite such Common Member's name on **Schedule A** attached hereto as it may be amended or supplemented from time to time.

    (n) *"Company"* means Stanton South LLC d/b/a Crafthouse Cocktails.

    (o) *"Confidential Information"* means (a) the provisions of this Agreement, (b) any information, data, practices and techniques supplied or disclosed by the Company to a Member or by a Member to the Company (for purposes of **Section 10.7**, the party disclosing such information is a "disclosing party" and each party receiving such information is a "recipient") pursuant to this Agreement or in the day-to-day operations of the Company, other than information, data, practices and techniques, (i) in the possession of a recipient prior to the date of its disclosure to a recipient by a disclosing party, (ii) in the public domain prior to the date of its disclosure to a recipient by a disclosing party, (iii) which have entered the public domain other than as a result of breach of confidence by the recipient, or (iv) supplied to a recipient without restriction by a third party who is under no obligation known to the recipient to maintain that information in confidence.

    (p) *"Distribution"* means any cash and other property distributed to a Member by the Company from the operations of the Company or from capital.

    (q) *"Fiscal Year"* means the fiscal year of the Company, which shall be the year ending December 31; provided, however, that at any time after the Preferred A Member shall have exercised the Majority Option, the Company shall, within thirty days after written demand made by the Preferred A Member, change its fiscal year to the fiscal year designated by the Preferred A Member in such written demand.

    (r) *"Majority Option"* has the meaning given to that term in the Preferred A Purchase Agreement.

    (s) *"Manager"* means a "manager" as defined under the Act.

(t)   "*Member*" means each Person designated as a Member on **Schedule A**, whether a Common Member or a Preferred A Member, and each Person hereinafter admitted to the Company as a Member as provided in this Agreement, but shall not include any Person who ceases to be a Member, for any reason, in accordance with the terms of this Agreement. For all purposes, each Member, as defined herein, shall be deemed to be a "member" as such term is defined in the Act.

(u)   "*Membership Interest*" means an ownership interest in the Company representing a Capital Contribution by a Member. A Membership Interest includes any and all rights and benefits to which the holder of such a Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. The Membership Interest in the Company is divided into Units. A Membership Interest may be expressed as a number of Common Membership Units and Preferred Membership A Units.

(v)   "*Membership Unit*" means the Common Membership Units and the Preferred Membership A Units, collectively. The number of Membership Units outstanding and the Percentage Interest in the Company represented by such Membership Units are set forth in **Schedule A** attached hereto, as such Schedule may be amended from time to time. The ownership of Membership Units may be evidenced by such form of certificate for units as the Board may adopt from time to time. If no such form of certificate is adopted by the Board, the Membership Units shall be deemed to be uncertificated securities as defined in Section 8-102 of the Illinois Uniform Commercial Code.

(w)   "*Net Income*" means, for any taxable period, the excess, if any, of the Company's items of income and gain for such taxable period over the Company's items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for in **Exhibit A**.

(x)   "*Net Loss*" means, for any taxable period, the excess, if any, of the Company's items of loss and deduction for such taxable period over the Company's items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for in **Exhibit A**.

(y)   "*Percentage Interest*" means as to a Member, its interest in the Company, as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then outstanding and as specified in **Schedule A** attached hereto, as such Schedule may be amended from time to time.

(z)   "*Person*" means any natural person or any corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

(aa)   "*Preferred A Member(s)*" means the Persons holding Preferred Membership A Units, with each Preferred A Member being referred to, individually, as a "Preferred A Member".

(bb) *"Preferred A Agreements"* means that certain Series A Preferred Unit Purchase Agreement and that certain Right of First Refusal and Co-Sale Agreement dated as of August 13, 2015, by and among the Company, the Preferred A Member, and certain other Members.

(cc) *"Preferred A Purchase Agreement"* means that certain Series A Preferred Unit Purchase Agreement dated as of August 13, 2015, by and among the Company, and the Preferred A Member.

(dd) *"Preferred Membership A Units"* means with respect to any Preferred A Member, the preferred units evidencing the rights to receive Distributions and allocations of Net Profits and Net Losses (and items thereof) of the Company issued to such Preferred A Member in the numbers set forth opposite such Preferred A Member's name on **Schedule A** attached hereto as it may be amended or supplemented from time to time.

(ee) *"Regulations"* means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(ff) *"ROFR and Co-Sale Agreement"* means that certain Right of First Refusal and Co-Sale Agreement dated as of August 13, 2015, by and among the Company, the Preferred A Member, and certain other Members.

(gg) *"Securities Act"* means the Securities Act of 1933, as amended.

(hh) *"Securities Laws"* means the Securities Act and the regulations of the Securities and Exchange Commission promulgated thereunder, and all state securities laws and regulations.

(ii) *"Tax Rate"* means the highest combined federal and state tax brackets of the Members, assuming a federal deduction of the state income taxes.

(jj) *"Taxable Year"* means the taxable year of the Company, which shall be the same as the Fiscal Year of the Company.

ARTICLE II

Organization

2.1 *Formation*. Stanton South LLC has been formed pursuant to the Act by the filing on November 3, 2011, of its Certificate with the Illinois Secretary of State.

2.2 *Operating Agreement*. This Agreement, including all of the Schedules and Exhibits hereto, shall constitute the "Operating Agreement" of the Company as such term is used in the Act.

2.3 *Purposes*. The Company's purpose shall be to engage in any lawful business permitted by the Act or the laws of any other jurisdiction in which the Company conducts its business as determined by the Members in accordance with **Section 3.7(b)**.

ARTICLE III

Members

3.1   *Names.* The names of the Members are as set forth in **Schedule A** to this Agreement.

3.2   *Additional Members.*

(a)   A Person may be admitted as a Member after the date of this Agreement only upon a vote of the Members in accordance with **Section 3.7(b)** or **(c)** hereof, as applicable. At the time of such vote, the Members shall also determine by vote, the Capital Contribution to be made by such Person and the number of Membership Units to be allocated to such Person upon admission as a Member.

(b)   Notwithstanding the foregoing, no Person shall become a Member until such time as that Person has (i) executed and filed with the Company a written instrument satisfactory to the Board agreeing to become a party to this Agreement; and (ii) made the Capital Contribution determined by the Members vote in accordance with **Section 3.2(a)**.

(c)   Upon the admission of an additional Member in accordance with this **Section 3.2**, the Board shall amend **Schedule A** and its books and records to reflect the admission of such additional Member.

3.3   *Books and Records.* The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on an accrual basis in accordance with this Agreement and with United States generally accepted accounting principles.

3.4   *Information.* Each Member may inspect and copy during ordinary business hours and at the principal place of business of the Company the Certificate, this Agreement, the minutes of any meeting of the Members or the Board and any tax returns of the Company and all other documents and records required to be kept and maintained by the Company according to the Act. Furthermore, the Company shall deliver to each Member (a) within ninety (90) days after the end of each Fiscal Year of the Company, a consolidated balance sheet and income statement of the Company and its subsidiaries, as of the last day of such year; a consolidated statement of cash flows of the Company (and its subsidiaries, if any) for such year and a comparison between the actual figures for such year, the comparable figures for the prior year, in each case prepared by the independent public accountants selected by the Board in accordance with **Section 3.7(b)**, (b) within thirty (30) days after the end of each fiscal quarter, an unaudited consolidated statement of cash flows and an unaudited consolidated balance sheet of the Company (and its subsidiaries, if any), and (c) within thirty (30) days after the end of each calendar month, an unaudited consolidated income statement of the Company (and its subsidiaries, if any). All financial statements provided to the Members shall be prepared in accordance with U.S. GAAP.

3.5   *Meetings of Members.* The Members shall meet at such times as meetings are called in accordance with the operating procedures set forth on **Exhibit B**. Meetings of the

Members and governance of the Company shall be in accordance with such operating procedures.

3.6 ***Voting Agreements.*** An agreement between two or more Members, if in writing and signed by the parties thereto, including, without limitation, as may be part of the Preferred A Agreements, may provide that in exercising any voting rights, the Membership Units held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

3.7 ***Action by Vote of the Members.***

(a) Except as otherwise provided in the Act, the Certificate, the Preferred A Agreements or elsewhere in this Agreement, whenever the Members are required or permitted to vote or otherwise act, the affirmative vote of the Members holding not less than a majority of the Company's outstanding Membership Units shall be the act of the Members.

(b) The taking of any of the following actions shall require the affirmative vote of Members holding at least a majority of the Company's outstanding Membership Units and the affirmative approval of the Preferred A Member:

(i) paying or making any distribution to any Member other than as expressly provided in this Agreement;

(ii) the approval of any Insider Business except as may otherwise be permitted under **Section 5.3(b)**;

(iii) unless expressly set forth in the Annual Business Plan approved in accordance with subsection (xiii), the approval of any transaction involving a loan or borrowing of money by the Company in excess of $250,000, or the Company's guarantee of or provision of indemnification for the obligations of any other party, other than in the ordinary course of the Company's business;

(iv) unless expressly set forth in the Annual Business Plan approved in accordance with subsection (xiii), any agreement obligating the Company to pay more than $500,000 in the aggregate in any Fiscal Year, or having a term in excess of 5 years;

(v) setting the compensation (if any) of a Manager or, after the Preferred A Member is no longer a Member, the decision to add additional Managers;

(vi) the dissolution of the Company;

(vii) any (1) voluntary dissolution or liquidation, except immediately following, and as a result of, a Capital Transaction, (2) filing of a petition in bankruptcy, (3) appointment of a receiver, or (4) assignment for the benefit of creditors of the Company;

(viii) the merger, consolidation or combination of the Company with any other Person, except following exercise of the drag-along rights set forth on **Exhibit D**;

(ix)   the approval of a Member's voluntary withdrawal from membership in the Company in accordance with **Section 7.2**;

(x)   any amendment to this Agreement (except as permitted by **Section 4.13**) or the Company's Certificate;

(xi)   any material change in the business of the Company;

(xii)   the appointment of the Company's certified public accountants;

(xiii)   approval of each Annual Business Plan for the Company and any modifications thereto or material deviations therefrom, except, however, that the marketing plan and creative plan contained within the Annual Business Plan need only be approved by the Board;

(xiv)   any of the foregoing matters with respect to any subsidiary of the Company.

(c)   Notwithstanding the foregoing provisions of **Section 3.7**, when voting on the Transfer (as hereinafter defined) by a Member of any Membership Units or the proposed withdrawal of a Member, the transferring or withdrawing Member's Membership Units shall not be treated as outstanding for purposes of the vote.

3.8   *No Authority to Bind the Company*. No Member, solely by reason of being a Member, is an agent of the Company for the purpose of its business except to the extent that authority has been delegated to such Member by the Board or by provisions of this Agreement. Each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of any such unauthorized action by such Member.

3.9   *No Exclusive Duty to Company*. Each Member shall have the right to engage, directly or indirectly, in any and all business activities for its own account, or for the account of any Person other than the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom and such Member shall incur no liability to the Company or any other Member as a result of engaging in any other business interests or activities.

3.10   *Issuance of Units For Service Providers*. The Members acknowledge that the Company intends, and that the Board shall have the right, to issue Common Membership Units to employees, consultants and service providers (collectively "**Service Providers**") of the Company (or their Affiliates or designees, in the discretion and upon approval of the Board), upon such terms and conditions regarding engagement as the Board determines in the Board's sole discretion; provided however, that the Company shall not issue any such Common Membership Units to Service Providers in a number or amount which would exceed 495,000 Common Membership Units in the aggregate, without the approval of the Board and the Preferred A Member. The Service Providers (or designees) who become Members of the Company shall be subject to the provisions of this Agreement.   It is intended that following (i) the issuance of such Common Membership Units of the Company to the Service Providers, (ii) execution by the Service Providers of a restricted units agreement in form and substance acceptable to the Board, (iii) execution by the Service Providers (or designee) of the Adoption Agreement in the form attached hereto as **Exhibit D**, and (iv) execution by the Service Providers (and designee, if any) of the Company's form of subscription agreement and questionnaire pertaining to all purchasers of Units, and such other subscription documents as are reasonably required by the Company, each of said Service Providers (or designee) shall then become a Member, subject to and upon the terms and conditions set forth in this Agreement and/or in the restricted units agreement, as the case may be.

ARTICLE IV

Management

4.1   *Management*.   The Company's business shall be managed by the Board of Managers (the "**Board**").   All management decisions shall be determined by the vote of the Board in accordance with the Operating Procedures attached as **Exhibit B**, except as otherwise provided in this Agreement.   The Board may designate one or more employees of the Company to carry out the management decisions made in accordance with this **Section 4.1**.

4.2   *Duty of Manager*.

(a)   Each Manager shall perform his/her duties as a Manager in good faith and with that degree of care which an ordinarily prudent person in like position would use under similar circumstances, and in a manner he/she believes to be in the best interest of the Company.

(b)   In performing his/her duties, a Manager shall be entitled to rely on information, opinions, reports and statements, including, without limitation, financial statements and other financial data, in each case prepared by any Person as to matters the Manager reasonably believes are within such Person's professional or expert competence.

4.3   *Number, Tenure and Qualifications of Manager*.   Until such time as the Preferred Member has exercised the Majority Option, the Board of the Company shall consist of five (5) Managers.   Thereafter, the number of Managers of the Company may be amended from time to time by vote of Members in accordance with **Section 3.7(a)**.   Each Manager shall hold office until the next annual meeting of Members or until a successor shall have been elected and qualified or until a Manager is removed in accordance with **Section 4.10** hereof.

4.4   *Board Composition*.   Until such time as the Preferred A Member has exercised the Majority Option (if at all), each Member agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time, in whatever manner as shall be necessary to ensure that at each annual or special meeting of members at which an election of Managers is held or pursuant to any written consent of the members, the following persons shall be elected to the Board:

(a)   One person designated by the Preferred A Member, which individual shall initially be Lou Applebaum.

(b)   Four people designated by the holders of a majority of the Common Units, which individuals shall initially be: Matt Lindner, Patrick Jean-Baptiste, Charles Joly and Michael Helfand.

Thereafter, the Managers of the Company shall be elected at each annual or special meeting of members at which an election of Managers is held or pursuant to any written consent of the members, by vote of Members in accordance with **Section 3.7(a)**; provided, however, that from and after such time, the Common Members, by the approval of those Common Members holding at least a majority of the issued and outstanding Common Membership Units, voting as a single class, shall be entitled to elect two Managers notwithstanding the total number of Managers then comprising the Board.

4.5   *Powers of the Board of Managers*. Except as otherwise set forth in this Agreement, the Board of Managers shall have the exclusive, right, power and authority, on behalf of the Company to manage the business and affairs of the Company and exercise its powers, including, without limitation, the power and authority to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of any property to any Person; (b) open bank accounts and otherwise invest the funds of the Company; (c) purchase insurance on the business and assets of the Company; (d) commence lawsuits and other proceedings; (e) enter into any agreement, instrument or other writing; and (f) take any other lawful action that the Board of Managers considers necessary, convenient or advisable in connection with any business of the Company.

4.6   *No Exclusive Duty to Company*. A Manager shall not be required to manage the Company as his/her sole and exclusive function and he/she may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom and the Manager shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities.

4.7   *Limitation of Liability*. Except as otherwise required by the Act, no Manager or officer shall be liable to the Company or any Member by reason of any action taken or inaction in his/her capacity as a Manager or officer on behalf of the Company for any loss or damage sustained by the Company or any Member unless the Manager or officer has failed to comply with **Section 4.2** hereof with respect to the actions or occurrences giving rise to such loss or damage. In the event any Member initiates legal proceedings against another Member alleging a failure to comply with **Section 4.2** hereof, the non-prevailing party shall pay the reasonable attorneys' fees (including reasonable costs and disbursements) of the prevailing party.

4.8   *Indemnification*. To the extent permitted by the Act, the Company shall defend, indemnify and hold harmless each Manager and officer from and against all cost, expense, damage or injury suffered or sustained by such Manager or officer by reason of any acts, omissions or alleged acts or omissions arising out of any of his/her activities on behalf of the Company or in furtherance of the interests of the Company, including, without limitation, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened actions, proceedings or claims.

4.9   *Resignation.* A Manager may resign at any time on notice to the Company. The resignation of any Manager shall take effect upon receipt of such notice or at any later time specified in such notice. The resignation of the Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a resignation or withdrawal of a Member.

4.10   *Removal.* Each Member also agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no Manager elected pursuant to **Section 4.4** of this Agreement may be removed from office unless such removal is directed or approved by the affirmative vote of the holders of Units entitled under **Section 4.4** to designate that Manager.

(b)   any vacancies created by the resignation, removal or death of a Manager elected pursuant to **Section 4.4** shall be filled pursuant to the provisions of **Section 4.4**;

(c)   upon the request of any Member entitled to designate a Manager as provided in **Section 4.4** to remove such Manager, such Manager shall be removed; and

(d)   upon exercise of the Majority Option by the Preferred A Member, to remove the managers elected pursuant to **Section 4.4(c),** and replace such Persons with the designees of the Preferred A Member.

All Members agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any Member entitled to designate Managers to call a special meeting of Members for the purpose of electing Managers.

4.11   *Salaries.* The salaries and other compensation of the Managers shall be established from time to time by the vote of the Members in accordance with **Section 3.7** hereof. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.12   *Officers.*

(a)   The Board may designate one or more individuals, who may or may not be Members or Managers, as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Manager. Any officer may be removed by the Board at any time, with or without cause. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Board.

(b)   In the case of the long-term absence or illness of any officer of the Company, or for any other reason, the Board may delegate and assign, for the time being, the powers and duties of any officer to any other individual.

4.13   *Amendments.* This Agreement and the Certificate may be amended from time to time in writing in accordance with the following:

(a)   upon a vote of the Members in accordance with **Section 3.7(b)**;

(b)   by the Managers, the following amendments may be made and effectuated: (i) amendments which are of a clerical or inconsequential nature; and (ii) amendments which may be required to comply with the Act; or

(c)   if the amendment is an amendment of **Schedule A**, by the Board whenever required by a provision of this Agreement.

The foregoing notwithstanding, this Operating Agreement may not be amended or observance of any term hereunder may not be waived with respect to any particular Member without the written consent of such Member, unless such amendment applies to all Members in the same fashion.

ARTICLE V

Capital Contributions, Allocations and Distributions

5.1   *Capital Contributions*. Each Member shall own Membership Units in the amounts set forth for such Member in **Schedule A** and shall have a Percentage Interest in the Company as set forth in **Schedule A**. **Schedule A** shall be amended from time to time by the Manager to the extent necessary to accurately reflect redemptions, Capital Contributions, the issuance of additional Membership Units, the admission of additional Members, or similar events having an effect on any item set forth therein, including, without limitation, amounts paid by the Preferred A Member to the Company for the purchase of "Units" under the Preferred A Purchase Agreement. Furthermore, the Preferred A Member is obligated to purchase additional Preferred Membership A Units (defined as "Additional Mandatory Units" in that certain Series A Preferred Unit Purchase Agreement) as set forth more fully in the Series A Preferred Unit Purchase Agreement. The consequences of a failure of the Preferred A Member to fulfill its obligation to purchase said Additional Mandatory Units is set forth in **Exhibit E** attached hereto.

5.2   *Voluntary Additional Capital Contributions*. No Member may make additional Capital Contributions to the Company without approval by the vote of the Members in accordance with **Section 3.7** hereof.

5.3   *Insider Business.*

(a)   The Members recognize that the Preferred A Member and its Affiliates are currently engaged in the production, sale and distribution of alcoholic beverages, and that they will continue in such business, and that certain of their continuing business will be or in the future may be in competition with the business of the Company. Accordingly, the Preferred A Member and its Affiliates may, to the fullest extent permitted by applicable law, engage in, or possess an interest in, other business ventures of every nature and description, independently or with others, whether or not such other enterprises shall be in competition with or operating the same or similar businesses as the Company, and the Preferred A Member shall not have any obligation or duty to bring such business opportunities to the attention of the Company or any other Member.

(b)   No Member or Manager or any Affiliate of a Member or Manager shall lend money to, provide services to, or transact other business with, the Company, or have a financial interest in any such business (collectively, "**Insider Business**"), except:

(i)   with the approval of the Members in accordance with **Section 3.7(b)**; or

(ii)   the exercise of the Majority Option by the Prefered A Member, exercise of its Right of First Offer set forth in **Exhibit D**, or exercise of the rights of the Company and the Preferred A Member under the ROFR and Co-Sale Agreement; or

(iii)   with the approval of the Members in accordance with **Section 3.7(a)** provided (A) the Member's, Manager's or Affiliate's involvement in such Insider Business has been fully disclosed to the other Members and to the Board, (B) the terms and conditions of such Insider Business are commercially reasonable arms-length terms and conditions consistent with the terms and conditions that the Company would receive from a disinterested third-party, (C) if a Member or an Affiliate of a Member is involved in or benefits from such Insider Business, such Member abstains from voting on the matter, (D) such Insider Business would not otherwise require the approval of the Members in accordance with **Section 3.7(b)** other than as a result of being Insider Business, and (E) such Insider Business does not involve the lending of money to or the borrowing of money from the Company.

5.4   *Allocations*.   For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Company's items of income, gain, loss and deduction (computed in accordance with **Exhibit A** hereof) shall be allocated among the Members in each taxable year (or portion thereof) in accordance with **Exhibit A** hereof.

5.5   *Distributions*.

(a)   *Distributions of Cash Available for Distribution*.   Except as provided in **Sections 5.5(b)** and **5.5(c)**, the Company shall distribute Cash Available for Distribution to the Members promptly following the determination, made by the Board in its sole discretion, to make such Distribution. All Cash Available for Distribution shall be distributed to the Members pro rata in accordance with their Percentage Interests.

(b)   *Distributions following a Capital Transaction*.   Upon the occurrence of a Capital Transaction, the proceeds from such Capital Transaction shall be distributed in the following order and priority:

(i)   first, to pay all current expenses, debts, and obligations; and upon the expiration of such period of time as the Board shall deem reasonably advisable to allow for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to maximize the value of the net assets or to minimize the normal losses of the Company, as the case may be, attendant to the liquidation, the balance of liquidation proceeds remaining after payment of such debts and obligations shall be distributed in the manner hereinafter set forth in this **Section 5.5(b)**;

(ii)   second, to establish or add reserves in an amount which the Board deems reasonably necessary to provide for contingent expenditures, contingent liabilities or obligations or maturing obligations with respect to which the Board determines such reserves to be advisable;

(iii)   third, one hundred percent (100%) to the Preferred A Member until the Preferred A Member has received Distributions in an amount equal to the aggregate of all of its Capital Contributions as set forth on **Schedule A** as the same shall be amended from time to time to reflect additional Capital Contributions made by the Preferred A Member for any "Additional Units" (as defined in the Preferred A Purchase Agreement);

(iv)   fourth, one hundred percent (100%) to the holders of Common Units, on a pro-rata basis in accordance with their Percentage Interests (excluding Preferred A Units held by the Preferred A Member), until the aggregate of all Distributions made to the holders of Common Units under this subsection (iv) is equal to $5,700,000;

(v)   and thereafter, to all Members pro rata in accordance with their respective Percentage Interests.

(vi)   Notwithstanding anything to the contrary set forth in this **Section 5.5(b)**, upon the occurrence of a Capital Transaction whereby the Preferred A Member does not exercise its ROFR as set forth in **Exhibit D** hereto and in the ROFR and Co-Sale Agreement, the Company shall, prior to making any Distributions to the Members pursuant to this **Section 5.5(b),** pay to the Preferred A Member an amount equal to 12% per annum (cumulative, but not compounded, annually) calculated on the amount equal to the aggregate of all of its Capital Contributions as set forth on **Schedule A** as the same shall be amended from time to time to reflect additional Capital Contributions made by the Preferred A Member for any "Additional Units" (as defined in the Preferred A Purchase Agreement) for the time period that such Capital Contributions were invested (made by the Preferred A Member and not returned by any Distributions) in the Company.

(c)   *Tax Distributions.*

(i)   Subject to any restrictions imposed on the Company in any applicable credit or similar financing agreement, the Company will distribute to each Member, from and to the extent of (and only to the extent of) the Company's Cash Available for Distribution, an amount equal to the excess, if any, of: (i) the taxable income allocated to such Member, for federal income tax purposes, by the Company for such Fiscal Year, multiplied by the Tax Rate for such Fiscal Year; minus (ii) the aggregate distributions made by the Company to such Member pursuant to **Sections 5.5(a)** and **5.5(b)** during such Fiscal Year. Such distribution will be paid with respect to a Fiscal Year of the Company within 90 days after the end of such Fiscal Year, and so as to enable the Members to pay their quarterly estimated tax payments for such Fiscal Year. Notwithstanding the foregoing, except in connection with the Company's ordinary operations, no distribution under this **Section 5.5(c)** shall be made in connection with the dissolution of the Company pursuant to **Section 8.2**.

(ii)   If, on the date the Company makes any distribution pursuant to this **Section 5.5(c)**, the Company does not have an amount of Cash Available for Distribution sufficient to enable the Company to distribute to all the Members the aggregate amount to which they are entitled pursuant to this **Section 5.5(c)**, then the Company will distribute to each Member an amount equal to: (i) the amount to which such Member is entitled pursuant to this **Section 5.5(c)**, multiplied by (ii) a fraction, the numerator of which is the amount of the Company's Cash Available for Distribution, and the denominator of which is the aggregate amount to which all the Members are entitled pursuant to this **Section 5.5(c)**.

(iii)   Distributions to a Member under this **Section 5.5(c)** shall reduce, dollar-for-dollar, any amounts otherwise distributable to such Member under **Section 5.5(a)** or **Section 5.5(b)**, as applicable, so that the cumulative amounts distributed to the Member under this Agreement will be the same as the respective amounts that would have been distributed to the Member if no distributions had been made pursuant to this **Section 5.5(c)**.

(iv)   The Company will not be required to borrow funds, and no Member will be required to make any capital contributions to the Company, in order to enable the Company to make any distributions pursuant to this **Section 5.5(c)**.

(d)   *Amounts Withheld*. All amounts withheld pursuant to the Code or any provisions of any state or local tax law with respect to any allocation, payment or Distribution to a Member (other than payroll taxes withheld with respect to compensation paid to a Member as an employee of the Company) shall be treated as amounts distributed to the Member pursuant to **Section 5.5(a)** for all purposes under this Agreement.

(e)   *Distributions Upon Liquidation*. Proceeds from a Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with Article VIII.

(f)   *Limitation Upon Distributions*. No Distribution shall be declared and paid unless, after such Distribution is made, the assets of the Company are in excess of all liabilities of the Company.

ARTICLE VI

Taxes

6.1   *Preparation of Tax Returns*. The Board shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall use all reasonable efforts to furnish to the Preferred A Member, within sixty (60) days of the close of each taxable year, the tax information reasonably required by Members for federal and state income tax reporting purposes. The Preferred A Member shall have ten (10) days to review such tax information and provide any comments or corrections. Within ninety (90) days of the close of each taxable year, the Company shall provide such tax information to all Members.

6.2   *Tax Elections*. The Company has elected to be taxed as a partnership for federal and state income tax purposes, and shall make any and all reasonable filings required to maintain such entity classification. Such classification shall not be changed without the written approval of all Members. Except as otherwise provided herein, the Board shall determine whether to make any other available election pursuant to the Code. The Board shall have the right to seek to revoke any such other election (including, without limitation, the election under Section 754 of the Code), upon the Members' determination that such revocation is in the best interests of the Members.

6.3   *Tax Matters Partner.*

(a)   Matt Lindner is hereby designated as the "Tax Matters Partner" (as defined in **Section 6231(a)(7)** of the Code) of the Company and shall continue to act as Tax Matters Partner until another Person is designated as such by the Board. The taking of any action and incurring of any expense by the Tax Matters Partner in connection with any tax proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner and the provisions relating to indemnification of the Board set forth in **Section 4.8** of this Agreement shall be fully applicable to the Tax Matters Partner in its capacity as such.

(b)   The Tax Matters Partner shall receive no compensation for its services as such. All third party costs and expenses incurred by the Tax Matters Partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Company. Nothing herein shall be construed to restrict the Company from engaging an accounting firm to assist the Tax Matters Partner in discharging his/her duties hereunder.

6.4   *Organizational Expenses.* The Company may elect to deduct expenses, if any, incurred by it in organizing the Company ratably over a sixty (60) month period as provided in Section 709 of the Code.

6.5   *Withholding.* Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Board determines the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to **Sections 1441, 1442, 1445,** or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Board that such payment must be made.

ARTICLE VII

Transferability

7.1   *General.*

(a)   Except as specifically provided in this Article VII, on **Exhibit D**, or in any of the Series A Preferred Agreements, no Member shall withdraw from membership in the Company or give, sell, assign, pledge, hypothecate, exchange or otherwise transfer (collectively, "**Transfer**") to another Person any Membership Units or any part of the Member's Membership Interest. Any Transfer of any Membership Units or any part of the Member's Membership Interest that is not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company, shall not affect the beneficial ownership of the Membership Units and shall not be recognized by the Company. Each Member agrees that any such Transfer may and should be enjoined.

(b) The transferor and transferee of any Membership Units hereunder will, jointly and severally, be obligated to reimburse the Company for all reasonable expenses, including, without limitation, legal fees and disbursements, incurred by the Company in relation to such Transfer or proposed Transfer of Membership Units or the admission of any transferee as a Member of the Company.

7.2 *Withdrawal*. No Member shall have the right to withdraw prior to dissolution or winding up of the Company without the approval of the Board and the Preferred A Member, which approval may be granted or withheld by any Manager, or the Preferred A Member, in his or its sole discretion. Any withdraw from the Company in violation of this section shall be void, the Company shall refuse to recognize any such withdrawal, and the Member attempting to affect such withdrawal shall indemnify the Company for any costs or expenses it may incur in connection with attempted withdrawal.

7.3 *Intentionally Omitted.*

7.4 *Involuntary Transfer.*

(a) Any Person who becomes the holder or possessor of any Membership Unit of the Company by virtue of any judicial process, attachment, bankruptcy, receivership, execution, or judicial sale, including, without limitation, any person to whom such Membership Unit shall have been transferred pursuant to a court order in a matrimonial action (regardless of whether such Membership Unit be deemed a voluntary or involuntary transfer), shall immediately offer all of such Membership Units to the Company whenever requested by the Company, at a purchase price equal to the then book value per Membership Unit as shown on the financial statements of the Company multiplied by the total number of Membership Unit held by such Person.

(b) Any sale under this **Section 7.4** shall be closed at the office of the Company at 10:00 a.m. on the thirtieth (30th) day following the date of the Company's request described above in **Section 7.4(a)**, or at such other time and place as shall be mutually agreeable to the parties to such closing. At such closing the purchase price shall be paid in full in cash or by certified check.

7.5 *Intentionally Omitted.*

7.6 *Payment of Purchase Price.* Except as otherwise provided herein, the purchase price of any Membership Units purchased pursuant to the terms of Section 7.4, the purchase price shall be paid in the form of a promissory note payable in twelve (12) equal monthly installments, commencing with the first payment on the closing date and continuing on the first day of each of the eleven (11) months following the closing date, until such balance shall be paid in full bearing interest payable at the time of each installment payment, on the unpaid principal at a rate equal to the Prime Rate, as published by *The Wall Street Journal*, with provisions for acceleration in the event of default and the right of pre-payment, without penalty, in whole or in part at any time subsequent to the first monthly installment. The Company or the purchasing Members, as applicable, shall provide security for their performance of the terms of such note, in form and substance reasonably acceptable to the selling Member.

7.7   ***Further Restrictions on Transfer of Membership Interests.*** In addition to the other restrictions set forth in this Agreement, no Member may affect any Transfer of Membership Units if such Transfer would (a) violate **Section 9.1(g)** hereof; (b) when aggregated with all other Membership Units sold or exchanged in the preceding twelve (12) consecutive months, cause the termination of the Company under the Code, with adverse consequences to the Company as determined by the Board; or (c) entitle any creditor to accelerate any portion of the Company's debt.

ARTICLE VIII

Dissolution

8.1   ***Dissolution.*** The Company shall be dissolved and its affairs shall be wound up upon the affirmative vote of the Members in accordance with **Section 3.7(b)** or **(c)** hereof, as applicable.

8.2   ***Winding Up and Liquidation.***

(a)   Upon the occurrence of an event set forth in **Section 8.1** (a "**Liquidating Event**"), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Board or, in the event there is no remaining Manager, any Person elected by a majority in interest of the Members (the Manager or such other Person being referred to herein as the "**Liquidator**"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

(1)   First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors;

(2)   Second, to Members and former Members in satisfaction of liabilities for distributions under Sections 507 or 509 of the Act; and

(3)   The balance, if any, to the Members in accordance with the order set forth in **Section 5.5(b)**.

(b)   Notwithstanding the provisions of **Section 8.2(a)** hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including those to Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of **Section 8.2(a)** hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

> (c) In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article VIII may be:

> > (1) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

> > (2) withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, **provided that** such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in **Section 8.2(a)** as soon as practicable.

8.3 *Certificate of Cancellation*. Within ninety (90) days following the dissolution and the completion of the winding up of the Company, or at any other time there are no Members, articles of dissolution shall be filed with the Office of the Secretary of State of the State of Illinois pursuant to the Act.

8.4 *Compliance with Timing Requirements of Regulations*. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), Distributions shall be made pursuant to this Article VIII to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

8.5   ***Deemed Distribution and Recontribution***. Notwithstanding any other provision of this Article VIII, in the event the Company is considered liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Company's property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to **Exhibit A** hereto, the Company shall be deemed to have distributed the property in kind to the Members, who shall be deemed to have assumed and taken such property subject to all Company liabilities, all in accordance with their respective Capital Accounts. Immediately thereafter, the Members shall be deemed to have recontributed the Company property in kind to the Company, which shall be deemed to have assumed and taken such property subject to all such liabilities.

8.6   ***Rights of Members***. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Account and shall have no right or power to demand or receive property other than cash from the Company. No Member shall have priority over any other Member as to the return of its Capital Account, Distributions, or allocations.

ARTICLE IX

Representations, Warranties and Covenants

9.1   ***Representations, Warranties and Covenants.*** Each Member hereby represents, warrants and covenants to, and agrees with, the Board, the other Members and the Company as follows:

(a)   ***Preexisting Relationship or Experience***. Either (i) such Member has a preexisting personal or business relationship with the Company, the Board or one or more officers or control persons of the Company; or (ii) by reason of such Member's business or financial experience, or by reason of the business or financial experience of such Member's financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Membership Units and of protecting such Member's own interests in connection with this investment.

(b)   ***No Advertising***. Such Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the offer or sale of the Membership Units.

(c)   ***Investment Intent.*** Such Member is acquiring the Membership Units for investment purposes for such Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Membership Units. No other Person will have any direct or indirect beneficial interest in or right to such Member's Membership Units.

(d)   ***Purpose of Entity***. Intentionally Omitted.

(e)   *No Registration of Interest.* Such Member acknowledges that the Membership Units have not been registered or qualified under applicable Securities Laws, based in part on such Member's representations, warranties and agreements set forth in this Agreement. Such Member represents, warrants, and agrees that neither the Company nor the Board is under any obligation to register or qualify the Membership Units under applicable Securities Laws or to assist such Member in complying with any exemption from the registration or qualification requirements of applicable Securities Laws.

(f)   *Restricted Securities.* Such Member understands that the Membership Units are considered "restricted securities", as that terms is defined in Rule 144 under the Securities Act, and that the Membership Units must be held indefinitely and may not be resold in the absence of an effective registration statement under the Securities Act, except in certain limited circumstances.

(g)   *No Disposition in Violation of Law.* Without in any way limiting the generality of the representations and warranties set forth herein, such Member shall not make any disposition of all or any part of such Member's Membership Units which would result in a violation by such Member or by the Company of any applicable Securities Laws. Without limiting the foregoing, such Member agrees not to make any disposition of all or any part of the Membership Units unless and until the following conditions are fully satisfied:

(i)   There is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement and any other requirements of applicable Securities Laws; or

(ii)   Such Member (A) has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (B) if reasonably requested by the Board, such Member has furnished the Company with a written opinion of counsel, satisfactory to the Company, that such disposition will not require registration or qualification under any applicable Securities Laws.

(h)   *Legends.* Such Member understands that the certificates (if any) evidencing the Membership Units may bear one or more of the following legends:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES HAVE BEEN ISSUED AND SOLD PURSUANT TO AN EXEMPTION FROM THE SECURITIES ACT OF 1933, AS AMENDED, AND THE SECURITIES LAWS OF THE VARIOUS STATES. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION ARE NOT REQUIRED. ANY TRANSFER OF SUCH SECURITIES IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH

ARE SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY TO WHICH SUCH SECURITIES RELATE."

Any other legend required by applicable Securities Laws and the Preferred A Agreements.

(i)   *Investment Risk*. Such Member acknowledges that the Membership Units are a speculative investment which entails a substantial risk of loss by such Member, that such Member understands and takes full cognizance of the risk factors related to the purchase of the Membership Units, and that the Company is newly organized with little or no operating history. Such Member has the financial ability to bear the economic risk of its participation in the Company, has adequate means of providing for its current needs and contingencies and has no need for liquidity with respect to its investment in the Membership Units. Such Member is financially able to bear the economic risk of an investment in the Membership Units, including the total loss of such investment.

(j)   *Information Reviewed*. Such Member has received and reviewed all information that such Member considers necessary or appropriate in deciding whether to purchase the Membership Units. Such Member has had ample opportunity to ask questions and receive answers from the Company and its management regarding the terms and conditions of the offer and sale of the Membership Units and the business, financial affairs and other aspects of the Company, and has further had ample opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of any information otherwise provided to such Member. Such Member is purchasing its Membership Units in reliance solely on (i) its independent verification of the accuracy of any documents delivered by the Company or its management to such Member; and (ii) the opinions and advice of consultants engaged by such Member regarding the Company and an investment in the Membership Units.

(k)   *No Representations by Company*. No Manager, nor any agent or representative of the Company, nor any other Person has at any time expressly or implicitly represented, guaranteed or warranted to such Member (i) any particular result of an investment in the Membership Units; (ii) the occurrence or frequency of any cash Distributions made by the Company to the Members (other than Distributions required by the terms of this Agreement); or (iii) the existence or realization of any tax benefits resulting from an investment in the Company. Such Member acknowledges that neither past performance nor experience on the part of the Board or its Affiliates or any other Person is an indicator of the results of an investment in the Membership Units or the overall success of the Company and its business.

(l)   *Consultation with Attorney*. Such Member has been advised to consult with such Member's own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent such Member considers necessary.

(m)   *Tax Consequences*. Such Member acknowledges that the tax consequences to such Member of investing in the Company will depend on such Member's particular circumstances, and neither the Company, any Manager, the other Members, nor the shareholders, members, managers, agents, officers, directors, employees, Affiliates or consultants of any of them will be responsible or liable for the tax consequences to such Member of an investment in the Company. Such Member will look solely to, and rely only upon, such Member's own advisers with respect to the tax consequences of an investment in the Company.

9.2   *Indemnity*.   Each Member shall indemnify, hold harmless and defend the Company, the Managers, each and every other Member, and each of their respective Affiliates against any and all losses, liabilities, costs and expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) arising from, related to or incurred in connection with any misrepresentation, misstatement, omission of facts or breach made by such Member in this **Article IX**.

ARTICLE X

General Provisions

10.1   *Notices*. Except as otherwise provided in this Agreement or required by law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the Person or to an executive officer of the Person to whom such notice, demand or other communication is directed; or (b) sent by first-class mail, postage prepaid, addressed to the Person at his, her or its address as it appears in the records of the Company. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three (3) business days after it was mailed.

10.2   *Entire Agreement/Amendments*. This Agreement and the Certificate contain the entire agreement among the Members with respect to the subject matter hereof. No amendment of this Agreement or the Certificate shall be effective unless made in accordance with **Section 4.13** hereof.

10.3   *Waiver*. No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

10.4   *Severability*. If any of the terms of this Agreement are declared to be illegal or unenforceable by any court or tribunal of competent jurisdiction, such term or terms shall be null and void and shall be deemed deleted from this Agreement with respect to the jurisdiction of that court or tribunal, provided, however, that all the remaining terms hereof shall remain in full force and effect.

10.5   *Binding Effect and Benefit*. This Agreement shall be binding upon and inure to the benefit of all Members, and each of the permitted successors and assignees of the Members. No party may assign rights or delegate obligations hereunder except pursuant to the provisions hereof. Nothing in this Agreement is intended to benefit any person not a party hereto.

10.6   *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.7   *Confidentiality.*

(a) For so long as he, she or it is a Member of the Company, and thereafter for so long a time as is permitted by applicable law, a recipient shall not disclose to any Person any Confidential Information at any time or use any Confidential Information for purposes other than in furtherance of this Agreement and the operations of the Company.

(b) Notwithstanding **Section 10.7(a)**, (i) a recipient and its Affiliates may disclose Confidential Information as required by applicable law, governmental authority or court order or for required public reporting purposes (including rules and regulations of the Securities and Exchange Commission, and stock exchanges), (ii) a recipient and its Affiliates may disclose Confidential Information as expressly permitted by this Agreement, (iii) a recipient and its Affiliates may disclose Confidential Information to their respective Affiliates, (iv) a recipient or its Affiliates may disclose Confidential Information to their respective attorneys, financing sources and potential financing sources, accountants and advisors who are bound by confidentiality obligations at least as restrictive as the provision of this **Section 10.7**, (v) a recipient and its Affiliates may disclose Confidential Information in connection with any litigation or dispute with respect to this Agreement, and (vi) a recipient and its Affiliates may disclose Confidential Information to members of their respective boards of directors or equivalent thereof.

10.8   *Governing Law.* This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of Illinois, without regard to principles of conflict of laws.

10.9   *Specific Performance.* The parties hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto, its transferees, or legal or personal representatives by reason of a failure to perform any of the obligations under this Agreement. Therefore, if any party hereto, its transferees or legal or personal representatives shall institute any action or proceeding to enforce the provisions hereof, any Person, including the Company, against whom such action or proceeding is brought, hereby waives the claim or defense therein that such party, its transferees, or legal or personal representatives has or have any adequate remedy at law and the party instituting the action or proceeding shall be entitled to specific performance of the terms of this Agreement. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the parties may have.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Operating Agreement as of the date first written above.

STANTON SOUTH LLC

By: _____
Name: Matt Lindner
Title: Authorized Member on behalf of the Company

MEMBERS:

CBV VENTURES LLC

By: _____
Name:
Title:

_____
Matt Lindner, for himself and as Authorized Member and Attorney in Fact on behalf of each of the following persons: Mike Helfand, Charles Joly, Jim Roach, Tom Hennessy, Patrick Jean-Baptiste, Ed Hennessy, Dan Kanter, and Bob Slawinski (pursuant to that certain Joint Written Consent of All of the Members of the Company dated August 10, 2015)

SCHEDULE A

I. **Preferred A Member**

Members' Names	Number of Preferred A Membership Units	Capital Contribution
CBV Ventures LLC	1,155,000	$1,000,000

III. **Common Members**

Members' Names and Addresses	Number of Common Membership Units	Capital Contribution
Matt Lindner	2,547,789	$50,000
Mike Helfand	1,369,170	$100,000
Charles Joly	1,562,772	-
Jim Roach	905,933	$225,000
Tom Henessy	702,323	$200,000
Ed Hennessy	203,610	$25,000
Patrick Jean-Baptiste	793,650	-
Bob Slawinski	82,253	-
Dan Kanter	82,500	-
*Unissued Service Provider Units	495,000	-

*Pursuant to Section 3.10, no Service Provider Units have been issued as of August 13, 2015

EXHIBIT A

TAX DEFINITIONS;
CAPITAL ACCOUNT MAINTENANCE
AND ALLOCATIONS

1.   **Definitions.**

For purposes of the Agreement, including the Exhibits hereto, the following terms shall have the following meanings:

(a)   "***Adjusted Capital Account***" means, with respect to any Member, such Member's Capital Account as of the end of any Fiscal Year after giving effect to the following adjustments:

(i)   Credit to such Capital Account the sum of (A) any amount which such Member is obligated to restore to such Capital Account pursuant to any provision of this Agreement, plus (B) an amount equal to such Member's share of Company Minimum Gain as determined under Regulations Section 1.704-2(g), plus (C) any amounts which such Member is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c); and

(ii)   Debit to such Capital Account the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

(b)   "***Asset Value***" with respect to any Company asset means:

(i)   The fair market value when contributed of any asset contributed to the Company by any Member;

(ii)   The fair market value on the date of distribution of any asset distributed by the Company to any Member as consideration for an interest in the Company;

(iii)   The fair market value of all assets at the time of the happening of any of the following events: (A) the admission of a Member to, or the increase of an interest of an existing Member in, the Company in exchange for a Capital Contribution; or (B) the liquidation of the Company under Regulations Section 1.704-1(b)(2)(ii)(g); and

(iv)   The Basis of the asset in all other circumstances.

(c)   "***Basis***" with respect to an asset means the adjusted basis from time to time of such asset for federal income tax purposes.

(d)   "***Company Minimum Gain***" means "partnership minimum gain" within the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Company Minimum Gain, as well as any net increase or decrease in a Company Minimum Gain, for a Company taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

(e)   "*Contributed Property*" means each property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Company (including deemed contributions to the Company on termination and reconstitution thereof pursuant to Section 708 of the Code).

(f)   "*Member Minimum Gain*" means an amount with respect to each member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

(g)   "*Member Nonrecourse Debt*" means "partner nonrecourse debt" within the meaning set forth in Regulations Section 1.704-2(b)(4).

(h)   "*Member Nonrecourse Deduction*" means "partner nonrecourse deduction" within the meaning set forth in Regulations Section 1.704-2(i)(2).

(i)   "*Member Nonrecourse Loan*" means a loan made to, or credit arrangement for the benefit of, the Company by a Member or by a person related to a Member (as defined in Regulations Section 1.752-4(b)) which by its terms (or by operation of law) exculpates the Member from personal liability on the debt, but under which such Member or related Person bears the ultimate economic risk of loss within the meaning of Regulations Section 1.752-2.

(j)   "*Nonrecourse Deductions*" has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Company taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

(k)   "*Nonrecourse Liability*" has the meaning set forth in Regulations Section 1.752-1(a)(2).

(l)   "*Transferee Member*" means any Member who has acquired all or any portion of his interest in the Company from another Member.

2.   **Capital Accounts**.

The Company shall establish and maintain for each Member a separate Capital Account as follows:

(a)   There shall be credited to each Member's Capital Account (i) such Member's Capital Contributions (including the Asset Value of Contributed Property contributed to the Company by such Member); (ii) such Member's distributive share of the Company's Net Income; (iii) any items of income or gain specially allocated to such Member under **Section 3** of this **Exhibit A**; and (iv) the amount of any Company liabilities (determined as provided in Code Section 752(c) and the Regulations thereunder) assumed by such Member or to which any Company property distributed to such Member is subject.

(b)   There shall be debited to each Member's Capital Account (i) the amount of money and the Asset Value of any Company property distributed to such Member pursuant to the Agreement; (ii) such Member's distributive share of the Company's Net Loss; (iii) any items of expense or loss which are specially allocated to such Member under **Section 3** of this **Exhibit A**; and (iv) the amount of liabilities (determined as provided in Code Section 752(c) and the Regulations thereunder) of such Member assumed by the Company or to which any property contributed to the Company by such Member is subject.

(c)   The Capital Account of any Transferee Member shall include the appropriate portion of the Capital Account of the Member from whom the Transferee Member's Membership Interest was obtained.

(d)   No interest shall be paid by the Company on Capital Contributions or on balances in Members' Capital Accounts.

(e)   No Member shall be entitled to withdraw any part of his Capital Contribution or Capital Account or to receive any Distribution from the Company, except as provided in **Section 5.5** and **Article VIII** of the Agreement.

The Members intend that Capital Accounts be maintained in accordance with Regulations Section 1.704-1(b) and to accomplish that purpose the Board is authorized to modify the manner in which the Capital Accounts are maintained and adjustments thereto are computed, and to make any appropriate adjustments thereto, so that Capital Account balances will be equal to the amount of Company capital shown on the Company balance sheet as determined for book purposes, provided that such modifications and adjustments will not materially affect the amount distributed to any Member upon dissolution of the Company.

3.   **Allocations**.

(a)   *Allocations of Net Income and Net Loss.* After giving effect to the special allocations set forth in **Section 3(b) of this Exhibit A**, Net Income and Net Loss for any Fiscal Year shall be allocated to the Members in such manner so that the Capital Account of each Member equals (as of the end of such Fiscal Year and to the fullest extent possible) the amount that would be distributed to such Member if all properties of the Company, including cash, were sold for cash equal to their respective book values as determined under Section 1.704-1(b)(2)(iv) of the Treasury Regulations, all liabilities allocable to such properties were then due and were satisfied according to their terms, all Minimum Gain chargebacks required by **Section 3(b) of this Exhibit A** were made, and all obligations of Members to contribute additional capital to the Company were satisfied and all remaining proceeds from such sale were distributed pursuant to **Section 8.2(a)**. No allocation will be made pursuant to this section that would create or increase a Member's Adjusted Capital Account Deficit.

(b)   *Special Allocations.* Notwithstanding any other provision of the Agreement or this **Exhibit A**, the following special allocations shall be made for each Fiscal Year prior to the making of any allocations under this Agreement and, in the following order and priority:

(i) ***Minimum Gain Chargeback.***

(A)   If there is a net decrease in Company Minimum Gain during any Fiscal Year so that an allocation is required by Regulations Section 1.704-2(f)(1), items of income and gain shall be allocated to the Members in the manner and to the extent required by such Regulation. This provision is intended to be a minimum gain chargeback within the meaning of Regulations Section 1.704-2(f)(1) and shall be interpreted and applied consistently therewith.

(B)   If there is a net decrease in Member Minimum Gain during any Fiscal Year so that an allocation is required by Regulations Section 1.704-2(i)(4) (minimum gain chargeback attributable to a Member Nonrecourse Debt), items of income and gain shall be allocated in the manner and to the extent required by such Regulation.

(ii)   ***Qualified Income Offset.***   In the event any Member receives any adjustment, allocation or distribution described in subclause (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit balance in such Member's Adjusted Capital Account as quickly as possible, provided that an allocation pursuant to this section shall be made only if and to the extent that such Member would have such deficit balance after all other allocations provided for in **Section 3** of this **Exhibit A** have been tentatively made as if this **Section 3(b)(ii)** were not in this **Exhibit A**.

(iii)   ***Member Nonrecourse Deduction.*** Any Member Nonrecourse Deduction shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Loan giving rise to such deduction within the meaning of Regulations Section 1.752-2.

(iv)   ***Section 754 Adjustments.*** To the extent an adjustment to the Basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or with respect to a distribution to a Member in liquidation of such Member's interest in the Company, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Basis of the asset) or loss (if the adjustment decreases such Basis), and such gain or loss shall be allocated to the Members in accordance with their Percentage Interests in the Company, in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution is made, in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(c)   ***Tax Allocations***

(i)   ***General.*** For federal, state and local tax purposes, all items of taxable income, gain, loss, and deduction for each Fiscal Year shall, except as provided in **Section 3(c)(ii)** and **(iii)** of this **Exhibit A**, be allocated among the Members in accordance with the manner in which the corresponding items were allocated under **Sections 3(a)** and **3(b)** of this **Exhibit A**.

(ii)   *Contributed Property.*   If property is contributed to the Company by a Member and if there is a difference between the Basis of such property to the Company for federal income tax purposes and the fair market value at the time of its contribution, then items of income, deduction, gain and loss with respect to such property as computed for federal income tax purposes (but not for book purposes) shall be shared among the Members so as to take account of such difference as required by Section 704(c) of the Code.   Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement, except that the Members agree that the remedial method will be used relative to any property contributed or deemed contributed by the Common Members.

(iii)   *Revalued Property.*   If property (other than property described in **Section 3(c)(ii)** of this **Exhibit A**) of the Company is reflected in the Capital Accounts of the Members and on the books of the Company at a book value that differs from the Basis of such property, then items of income, deduction, gain and loss with respect to such property for federal income tax purposes (but not for book purposes) shall be shared among the Members in a manner that takes account of the difference between the Basis of such property for federal income tax purposes and its book value in the same manner as differences between Basis and fair market value are taken into account in determining the Members' shares of tax items under Section 704(c) of the Code.   Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement, except that the members agree that the remedial method will be used relative to any property deemed contributed by the Common Members pursuant to a revaluation of the Company's property.

EXHIBIT B

OPERATING PROCEDURES

ARTICLE I

Members' Action

Section 1. **Meetings**. Meetings of the Members, except as otherwise required by law, may be called to be held at the principal business office of the Company or elsewhere at any time by any Manager, and shall be called by the Board at the request in writing of the Members holding not less than ten percent (10%) of the Membership Units entitled to vote. Such call shall state the purpose or purposes of the proposed meeting. Unless all of the Members entitled to vote are present at the meeting in person and **not** by proxy, business transacted at a meeting of Members shall be confined to the objects stated in the call and matters germane thereto.

Section 2. **Notice of Members' Meetings**. Written notice of every meeting of Members shall be given in the manner required by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States Mail, with postage thereon prepaid, directed to the Member at the Member's address as it appears in the records of the Company, or if the Member shall have filed with the Company a written request that notices to the Member be mailed to some other address, then directed to such other address. The notice shall state the purpose or purposes of the meeting, the place, date and hour of the meeting and, shall indicate that it is being issued by or at the direction of the Person or Persons calling the meeting.

Section 3. **Waiver of Notice**. Notice of a Members' meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a Members' meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by such Member.

Section 4. **Quorum**. At every meeting of the Members, except as otherwise provided by law or these operating procedures, a quorum must be present for the transaction of business and a quorum shall consist of the Members holding Membership Units sufficient to carry the vote required under this Agreement for action to be taken on the particular piece of business, which Members may be present either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

Section 5. **Adjournments**. The Members who are present in person or by proxy at any meeting of Members, whether or not they constitute a quorum, shall have the power by a vote of not less than a majority of all Membership Units entitled to vote to adjourn the meeting from time to time. Subject to any notice required by law, at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted on the original date of the meeting. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the original meeting.

Section 6. **Proxies**. All questions that shall come before a meeting shall be decided by the vote required by the Operating Agreement of the Company. A Member may vote either in person or by written proxy signed by the Member or by a duly authorized attorney-in-fact and delivered to the Company. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it or the Member's personal representatives, unless it is entitled "irrevocable proxy," in which event its revocability shall be determined by the law of the State of New York in effect at the time.

Section 7. **Meetings by Conference Telephone**. Any one or more Members may participate in a meeting of such Members by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at the meeting.

Section 8. **Action By Members Without A Meeting**.

(a) Subject to the provisions of **Section 3.7** of the Agreement, whenever Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the Company.

(b) Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager. Delivery made to such office, principal place of business or Manager, shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE II

Board Action

Section 1. **Quorum**. At all meetings of the Board, except as otherwise provided by law, the Certificate or these operating procedures, a quorum shall be required for the transaction of business and shall consist of a majority of all of the Managers on the Board. A majority of the Managers present at any meeting, although less than a quorum, may adjourn the same from time to time, without notice other than announcement at the meeting. No Manager may individually take action on behalf of the Company except where the vote of the Members or the vote of the Board has delegated such authority to such Manager.

Section 2. **Procedure**. The order of business and all other matters of procedure at every meeting of Board of Managers may be determined by the presiding officer. If no presiding officer has otherwise been selected or appointed, the presiding officer shall be the Manager present at the meeting who has served as a Manager of the Company for the longest period of time.

Section 3. **Voting**. Except as otherwise provided in the Certificate or by law, each Manager shall be entitled at every meeting of Managers to one vote. Except as otherwise provided by law, Certificate, the Agreement or these operating procedures, all questions that shall come before a meeting of the Managers shall be decided by the affirmative vote of a majority of all of the Managers.

Section 4. **Action Without a Meeting**. Any action required or permitted to be taken by a vote of the Managers or a class of Managers may be taken without a vote if all of the Managers or all of the Managers in such class, as the case may be, consent thereto in writing and the writing is filed with the records of the Company.

Section 5. **Meetings by Conference Telephone**. Any one or more Managers may participate in a meeting of such Managers by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

Section 6. **Proxies**. Managers shall not be permitted to participate in meetings of the Managers by means of a proxy.

EXHIBIT C

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("Agreement") is made as of the ___ day of
_____, 20__, by and between Stanton South LLC (the "Company") and
_____ (the "Transferee").

WHEREAS, a Member of the Company is transferring certain Membership Units in the
Company to the Transferee; and

WHEREAS, the Transferee desires to become a Member of the Company with respect to
such transferred Membership Units.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of
which is hereby acknowledged, the Company and the Transferee hereby agree as follows:

1.   By executing this Agreement, the Transferee hereby adopts, and agrees to be
bound by that certain Amended and Restated Operating Agreement of the Company dated as of
August 13, 2015, as amended to date (the "Operating Agreement").

2.   Upon execution of this Agreement, the Transferee shall be deemed to be a
Member of the Company, as defined in the Operating Agreement, and shall have all of the rights,
benefits, duties and obligations thereof.

3.   This Agreement is expressly made for the benefit of the Company and of each of
its past, current and future Members, and each such Member shall be deemed to be a third party
beneficiary hereof.

IN WITNESS WHEREOF, the Company and the Transferee have executed this
Agreement as of the date first written above.

STANTON SOUTH LLC

By_____

Transferee:

_____

EXHIBIT D

CERTAIN PREFERRED RIGHTS

ARTICLE I

Right to Future Issuances of Units

1.1   **Certain Definitions**. For purposes of this Article I of this Exhibit D:

(a) **"New Securities"** means, collectively, Membership Interest in the Company (including, without limitation, as may be reported by Common Membership Unit or Preferred Membership A Units), as well as rights, options, or warrants to purchase such, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such Membership Interest.

(b) **"IPO"** means the Company's first underwritten public offering of its Common Membership Units under the Securities Act.

1.2   **Right of First Offer**. Subject to the terms and conditions of this **Section 1.2** and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to the Preferred A Member. The Preferred A Member shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates; **provided** that each such Affiliate agrees to enter into this Agreement as a Member.

(a)   The Company shall give notice (the **"Offer Notice"**) to the Preferred A Member, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, the Preferred A Member may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, all or any portion of such New Securities. The closing of any sale pursuant to this **Section 1.2(b)** shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to **Section 1.2**.

1.2   **Termination**. The covenants set forth in **Section 1.2** shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or (ii) upon a Capital Transaction, whichever event occurs first.

ARTICLE II

Drag-Along Rights

2.1   **Sale of the Company**. For purposes of this Article II of this Exhibit D a "**Sale of the Company**" means either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Members Series A Preferred Units and Common Units representing more than fifty percent (50%) of the outstanding Units of the Company (a "**Unit Sale**") other than through the exercise of the majority Option; or (b) a transaction that qualifies as a Capital Transaction.

2.2   **Actions to be Taken**. In the event that (i) the Preferred A Member approves a Sale of the Company, or (ii) one or more Members holding more than fifty percent (50%) of the outstanding Units of the Company approve a Sale of the Company in a Proposed Key Holder Transfer (as defined in that certain Right of First Refusal and Co-Sale Agreement, by and between the Company, the Preferred A Member and certain members of the Company, dated August 13, 2015 (the "**ROFR**")) and the Preferred A Member does not exercise its Right of First Refusal (as defined in the ROFR) with respect to such Sale of the Company, in the case of each of (i) and (ii) to another Person or Persons not Affiliates of the Company, and such approval is in writing, specifying that this **Article II** of this **Exhibit D** shall apply to such transaction, then each Member and the Company hereby agrees (for purposes of this **Article II** of this **Exhibit D** the Preferred A Member or Key Holders initiating such Sale of the Company being referred to herein as the "**Initiator**"):

(a)   if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Operating Agreement required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Unit Sale, to sell the same proportion of the Company's membership interest beneficially held by such Member as is being sold by the Initiator to the Person to whom the Initiator proposes to sell their Units, and, except as permitted in **Subsection 3.3** below, on the same terms and conditions as the Initiator;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Initiator in order to carry out the terms and provision of this **Article II**, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, unit certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) if applicable, and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units of the Company owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Units pursuant to this **Article II** includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(g)   in the event that the Initiator, in connection with such Sale of the Company, appoints a member representative (the "**Member Representative**") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Member Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (y) not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

2.3   **Exceptions**. Notwithstanding the foregoing, a Member will not be required to comply with **Section 2.2** above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Member in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Units, including, but not limited to, representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b)   the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any member of any of identical representations, warranties and covenants provided by all members);

(c)   the liability for indemnification, if any, of such Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any member of any of identical representations, warranties and covenants provided by all members), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Proposed Sale;

(d)   upon the consummation of the Proposed Sale (i) each Member will receive the same form of consideration for their units as all other Members, and (ii), the aggregate consideration receivable by all holders of the Series A Preferred Units and Common Units shall be allocated among the holders of Series A Preferred Units and Common Units on the basis of the relative liquidation preferences to which the holders of each respective series of Series A Preferred Units and the holders of Common Units are entitled in a Capital Transaction (assuming for this purpose that the Proposed Sale is a Capital Transaction) in accordance with this Operating Agreement of the Company as restated, amended or modified and in effect immediately prior to the Proposed Sale; **provided, however**, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Units pursuant to this **Section 2.3(d)** includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, then the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Member's Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Member's Units; and

(e)   subject to clause (d) above, if any holders of any membership interest in the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders will be given the same option; **provided, however**, that nothing in this **Section 2.3(e)** shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's members.

EXHIBIT E

MANDATORY CAPITAL COMMITMENT OF PREFERRED A MEMBER

5.1.1. The Preferred A Member has agreed in its Series A Preferred Unit Purchase Agreement to purchase the Additional Mandatory Units (as defined in the Series A Preferred Unit Purchase Agreement) (the "**Additional Capital Commitment**") in two equal parts due on dates certain as set forth on Exhibit A of the Series A Preferred Unit Purchase Agreement (the "**Capital Contribution Due Dates**").

5.1.2. In the event that the Preferred A Member fails, for any reason other than failure of the condition precedent to such obligation set forth in **Section 1.3** of the Series A Preferred Unit Purchase Agreement, to timely deliver all of the Additional Capital Commitment funds then due on each or either of the respective Capital Contribution Due Dates, and fails to deliver such funds within three (3) business days after receiving written notice from the Board that such payment is overdue, the Board, on behalf of the Company, may in its sole discretion, and as the sole and exclusive remedy for such failure by the Preferred A Member, cancel, and cause the Preferred A Member to forfeit, any or all of the Preferred A Member's Membership Interest and Preferred Membership A Units for no consideration, by delivery of a written notice of the Company's exercise of such remedy (a "**Forfeiture Notice**"), and without any further notice or action by either the Company or the Preferred A Member being required. Such action must be taken by the Board within thirty (30) days of such failure by the Preferred A Member.

In the event that the Board delivers a Forfeiture Notice, all of the Preferred A Member's Membership Interest and Preferred Membership A Units shall be cancelled and forfeited without consideration on such date as is set forth in the Forfeiture Notice. While no action by the Preferred A Member or any direct or indirect transferee of the Preferred A Member is required to effect such cancellation and forfeiture, as the Preferred A Member, in such event, and upon delivery of the Forfeiture Notice, hereby authorizes such cancellation and forfeiture, at the request of the Company the Preferred A Member shall execute and deliver to the Company (and shall cause any direct or indirect transferee of the Preferred A Member to execute and deliver to the Company) from time to time after delivery of a Forfeiture Notice all documents requested by the Company to evidence the cancellation and forfeiture, without consideration, of the Preferred A Member's Membership Interests and Preferred Membership A Units referenced therein for cancellation and forfeiture and such other instruments as the Company may require. In the event the Preferred A Member (or any direct or indirect transferee of the Preferred A Member) refuses or fails to execute and deliver any of the foregoing within a reasonable time of the Company's request, as determined by the Board, any Manager of the Company shall be and is hereby irrevocably appointed as attorney-in-fact to execute and deliver on behalf of the Preferred A Member (and any direct or indirect transferee of the Preferred A Member) any such documents or instruments. Such power of attorney is coupled with an interest, is irrevocable, and shall survive the death, dissolution, incompetency or incapacity of the Preferred A Member (and any direct or indirect transferee of the Preferred A Member).

5.1.3. From and after the occurrence of a default by the Preferred A Member under this Section, and upon cancellation and forfeiture of the Preferred A Member's Membership Interests and Preferred Membership A Units; and as a consequence thereof, it is hereby acknowledged, agreed and understood by all Members of the Company and by the Preferred A Member, as follows: (a) the Preferred A Member (and any direct or indirect transferee of the Preferred A Member) shall not be entitled to vote on any matters subject to the consent or approval of the Members (including no approval rights as referenced in Section 3.7 of this Agreement); (b) the Preferred A Member (and any direct or indirect transferee of the Preferred A Member) will immediately and automatically (upon delivery of the Forfeiture Notice) cease to be a Member of the Company, and cease to have any economic or other rights of a Member, under the Act or under this Agreement, with respect to its investment in the Company, including but not limited to the right to any Distributions; (c) no Preferred Membership A Units will thereafter exist, and all rights and benefits inurring to or otherwise attributable to the Preferred A Member shall be null and void; (d) the Preferred A Member's designated Manager shall be immediately and automatically, by operation of these provisions, be removed as a Manager of the Company (and that Manager position shall thereafter be entitled to be filled and appointed by majority vote of the remaining Members), and (e) the Managers shall amend and revise this Agreement to reflect the elimination of all references and attributes of the Preferred A Member and the Preferred Membership A Units, all of which shall be excised from this Agreement ab initio; and the Company's books and records shall be amended to reflect such cancellation and forfeiture of the Preferred A Member and the Preferred Membership A Units.

5.1.4.   The aforementioned right to deliver a Forfeiture Notice and subsequent cancellation and forfeiture of the Preferred A Member's Membership Interest shall be the sole and exclusive remedy available to the Company for a breach of an Additional Capital Commitment.

5.1.5. Each Member, including the Preferred A Member, acknowledges that, by the Company's acceptance of the Series A Preferred Unit Purchase Agreement from the Preferred A Member, it does so in reliance upon the agreements and covenants of the Preferred A Member set forth therein and in this Agreement, that the Additional Capital Commitment obligation of the Preferred A Member was a material element and condition of the Company's acceptance of the Preferred A Member's subscription for Units, that the Company may have no adequate remedy at law for a breach thereof and hereof, and that any cancellation and forfeiture of the Preferred A Member's Membership Interests and Preferred Membership A Units as a result of a breach and default of its Additional Capital Commitment is intended as liquidated damages and not as a penalty by reason of the fact that the actual damages resulting from such a breach and default may be difficult to prove and specifically quantify at the time hereof and at the time of such breach. Each Member, including the Preferred A Member, further recognizes and agrees that the cancellation and forfeiture set forth above is reasonable as of the date hereof and reflects the best estimate of the relation to actual damages which might be sustained by the Company based upon the Preferred A Member's failure to make a required funding of its Additional Capital Commitment.